Citigroup Inc.	Pricing Sheet No. 2014–CMTNG0146 dated June 13, 2014 relating to Preliminary Pricing Supplement No. 2014–CMTNG0146 dated May 30, 2014 Registration Statement No. 333-192302 Filed Pursuant to Rule 433
Fixed to Floating Rate Notes due 2034
Leveraged Callable CMS Curve Linked Notes
PRICING TERMS JUNE 13, 2014
Issuer:	Citigroup Inc.
Aggregate stated principal amount:	$50,000,000
Stated principal amount:	$1,000 per note
Pricing date:	June 13, 2014
Issue date:	June 18, 2014
Maturity date:	June 18, 2034
Payment at maturity:	Unless earlier redeemed by us, at maturity you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Interest:
From and including the issue date to but excluding June 18, 2015:
For each quarterly interest payment period, 10.00% per annum
Unless earlier redeemed by us, from and including June 18, 2015 to but excluding the maturity date (the “floating interest rate period”):
For each quarterly interest payment period, a variable rate per annum equal to the leverage factor times the modified CMS reference index; subject to the minimum interest rate and the maximum interest rate
The modified CMS reference index applicable to a quarterly interest payment period during the floating interest rate period will be determined on the related CMS reference determination date.
After June 18, 2015, it is possible that you could receive little or no interest on the notes.  In particular, after the first year, if the modified CMS reference index on any CMS reference determination date is less than or equal to 0.00%, you will not earn any interest during the related quarterly interest payment period.

Leverage factor:	9
Quarterly interest payment period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first quarterly interest payment period) to but excluding the next interest payment date
Interest payment dates:	The 18th day of each March, June, September and December, beginning on September 18, 2014 and ending on the maturity date or the redemption date
CMS reference determination dates:	Two (2) U.S. government securities business days prior to the beginning of each quarterly interest payment period during the floating interest rate period
Maximum interest rate:	10.00% per annum for any quarterly interest payment period during the floating interest rate period
Minimum interest rate:	0.00% per annum for any quarterly interest payment period during the floating interest rate period
CMS reference index:
The 30-year Constant Maturity Swap Rate (“CMS30”) minus the 5-year Constant Maturity Swap Rate (“CMS5”).  See “Description of the Notes—Determination of CMS30 and CMS5” in the related preliminary pricing supplement.

Modified CMS reference index:	The CMS reference index minus 0.25%
Redemption:
We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on June 18, 2015, upon not less than five business days’ notice.  Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

CUSIP / ISIN:	1730T0R50 / US1730T0R502
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to Issuer(2)
Per note:	$1,000	$30	$970
Total:	$50,000,000	$1,500,000	$48,500,000
(1) On the pricing date, the estimated value of the notes is $932.00 per note, which is less than the issue price.  The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $30 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession paid to selected dealers. The per note proceeds to Citigroup Inc. above represents the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a fixed selling concession of $30 for each $1,000 note they sell. The total underwriting fee and proceeds to issuer shown above gives effect to the actual amount of this variable underwriting fee. CGMI will pay certain other selected dealers a variable selling concession of up to $30 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the related preliminary pricing supplement for more information.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the following hyperlinks.

Preliminary Pricing Supplement dated May 30, 2014
Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.